UBS Global Asset Management 1285 Avenue of the Americas 12th floor New York, NY 10019-6114 Joseph J. Allessie Deputy General Counsel Tel: 212/882-5961 Fax: 212/882-5472

January 25, 2013

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Edward Bartz

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-06637

Dear Mr. Bartz:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 107/108 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2012 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), relating to the UBS U.S. Defensive Equity Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus:

1.           Comment.  Please include the 1% contingent deferred sales charge (“CDSC”) for Class A shares in the fees and expenses table.

Response.  The requested change has not been made, as the Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.50% and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within one year of the purchase date—in the waiver of sales charge section of the prospectus is appropriate.

2.           Comment.  Please file the Expense Limitation Agreement that relates to the Fund as an exhibit to the Trust’s next post-effective amendment filing.

Response.   The Expense Limitation Agreement will be filed as an exhibit with the Trust’s next post-effective amendment filing.

3.           Comment.  Given that the Fund has “defensive” in its name, please add disclosure detailing the Fund’s defensive investment strategy and explain why the investment strategy is defensive.

Response.  The prospectus disclosure has been revised accordingly.

4.           Comment.  With respect to the description of the “derivatives risk”, please add disclosure regarding counterparty risk associated with investments in derivatives.

Response.  The prospectus disclosure has been revised accordingly.

5.           Comment.  Under the heading “Tax information,” please add disclosure clarifying that tax-deferred distributions may be subject to tax at the time of your withdrawal from that account.

Response.  The requested addition has not been made, as the Fund believes that the language requested could be misleading to a shareholder since the sentence would follow information regarding the tax consequences of dividends and distributions.  Although a shareholder in a tax-deferred arrangement is taxed at a later time when money is withdrawn from an account, the shareholder is taxed on the withdrawal as if it was income, regardless of the dividends and distributions made to the shareholder from the Fund during the life of the account.  The requested revision would imply that the shareholder would be taxed on the dividends and distributions from the Fund at a later time, which is not the case.

Part C:

6.           Comment. In the signature page section of the Part C, the President may not sign the document pursuant to a power of attorney as per Rule 483(b).

Response.  Going forward, the Trust will have the signature page signed pursuant to Rule 483(b).

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Amy C. Fitzsimmons, Esquire at (215) 564-8711, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary

The UBS Funds

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